Proskauer Rose LLP 2049 Century Park East, 32nd Floor Los Angeles, California 90067-3206

Philippa M. Bond
Partner
d 310.284.5607
August 27, 2014	f 310.557.2193
pbond@proskauer.com
www.proskauer.com

VIA EDGAR AND FEDERAL EXPRESS

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-3628

Attention:                              Ms. Mara L. Ransom

Re:                        Smart & Final Stores, Inc.
Amendment No. 1 to Registration Statement on Form S-1

Filed July 31, 2014

File No. 333-196931

Dear Ms. Ransom:

On behalf of Smart & Final Stores, Inc. (the “Company”), we submit this letter in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) received by letter dated August 14, 2014 relating to the above-referenced registration statement (as amended from time to time, the “Registration Statement”) of the Company filed with the Commission on Form S-1 on July 31, 2014.

The Company is concurrently filing, via EDGAR, Amendment No. 2 to the Registration Statement (“Amendment No. 2”), marked in accordance with Rule 310 of Regulation S-T.  For the convenience of the Staff, we are supplementally providing blacklined copies, complete with exhibits, of Amendment No. 2, marked to show changes from Amendment No. 1.

In this letter, we have recited the comments from the Staff in italicized type and have followed each comment with the Company’s response.  Capitalized terms used but not defined in this letter shall have the meanings ascribed to such terms in Amendment No. 2.  Except as otherwise specifically indicated, page references in the Company’s responses to the Staff’s comments correspond to the pagination of Amendment No. 2.

Prospectus Summary, page 1

Who We Are, page 1

1.                                    We note your response to comment 6 in our letter dated July 18, 2014 and your indication that you believe that your stores are among the most productive in the food retail industry based, in part, on “your sales per square foot compared to that of the publicly traded conventional grocers…, warehouse club and mass merchandiser...” In order for investors to appreciate what you mean when you refer to “productive,” please revise your disclosure to elaborate upon how you are using this term. Please also direct us to the publicly available data you refer to in your response in support of this statement.

Beijing | Boca Raton | Boston | Chicago | Hong Kong | London | Los Angeles | New Orleans | New York | Newark | Paris | São Paulo | Washington, DC

Response to Comment 1:

The Company has revised the disclosure on pages 2, 3, 84 and 88 of Amendment No. 2 to elaborate upon how the Company uses the term “productive” and state that the Company believes that its stores are “highly productive” based on sales per square foot data.

The Company directs the Staff to the publicly available data with respect to the publicly traded conventional grocers, warehouse club and mass merchandiser set forth on Exhibit A hereto used to support its belief that its stores are “highly productive.”

Notes to Audited Consolidated Financial Statements, page F-8

Note 2. Summary of Significant Accounting Policies, page F-9

Revenue Recognition, page F-17

2.                                    We note your response to comment 30 in our letter dated July 18, 2014 along with the revised disclosures provided in your filing. Please address the following additional points related to your gift card program:

•                 Please tell us how long you have been issuing gift cards;

•                 Please tell us if you have performed any substantive analysis to evaluate whether gift cards are not expected to be redeemed after a certain time period; and

•                 Please tell us whether any states in which you operate require you to escheat unredeemed gift cards after a certain time period.

Response to Comment 2:

The Company acknowledges the Staff’s comment and advises the Staff that the Company, through its indirect wholly owned subsidiary Smart & Final Stores LLC, a California limited liability company, has been issuing gift cards since 2003.  Gift cards are issued solely with respect to, and are only redeemable at, the Company’s Smart & Final banner stores.

As set forth in the Registration Statement, proceeds from the sale of the Company’s gift cards are recorded as a liability at the time of sale and recognized as sales when they are redeemed by the customer.  The Company’s gift cards do not currently have an expiration date.  The Company advises the Staff that it has not undertaken any substantive analysis to evaluate whether gift cards are expected to be redeemed after a certain time period or whether it can record any breakage income, and has not recorded any breakage income to date.  The Company believes that the results of any such analysis would have a de minimis impact on its consolidated balance sheet and statements of operations and comprehensive income because the Company’s gift card program has historically represented a de minimis portion of its net sales.  The Company’s aggregate net sales and net sales for its Smart & Final segment in fiscal year 2013 were $3.2 billion and $2.4 billion, respectively.  Total gift card redemptions for fiscal year 2013 were $6.7 million, or 0.2% of aggregate net sales and 0.3% of Smart & Final segment net sales.  Aggregate liability for all unredeemed gift cards was approximately $2.6 million as of December 29, 2013.

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The Company also advises the Staff that it has not undertaken any substantive legal analysis as to whether the states in which it operates require the Company to escheat unredeemed gift cards after a certain time period.  To the extent that the escheat laws of any state in which the Company operates Smart & Final banner stores would require the Company to remit payments on unredeemed gift cards, the Company believes that such payments would have a de minimis impact on its consolidated balance sheet and statements of operations and comprehensive income because the Company’s gift card program represents a de minimis portion of its net sales.

Unaudited Condensed Consolidated Financial Statements, page F-74

3.                                    Effective August 5, 2014, the age of the financial statements does not satisfy the requirements of Rule 3-12(a) of Regulation S-X. Please update your financial statements and related disclosures, as necessary, to comply with this Rule through the effective date of your filing.

Response to Comment 3:

The Company acknowledges the Staff’s comment and has updated its financial statements and related disclosures throughout Amendment No. 2 to comply with Rule 3-12(a) of Regulation S-X.

Exhibits and Financial Statement Schedules, page II-2

4.                                    We note your response to comment 34 in our letter dated July 18, 2014 that you are “not substantially dependent on the Unified Agreement generally or as it relates to the supply of dry grocery and perishable products to [your] Cash & Carry stores.” Please reconcile this statement with your disclosure on page 19 of your amended registration statement that Unified Grocers accounted for approximately 82% of your product requirements for your Cash & Carry stores in fiscal year 2013 and “[t]he cancellation of [your] distribution arrangement or the disruption, delay or inability of Unified Grocers to deliver products to [your] stores could adversely affect [your] operating results.”

Response to Comment 4:

The Company acknowledges the Staff’s comment and has revised the disclosure on page 19 of Amendment No. 2 to clarify and provide context to this risk factor.

The Company respectfully submits to the Staff that the Company’s determination that it is not substantially dependent on its agreement with Unified Grocers (the “Unified Agreement”) is not inconsistent with its disclosure in the risk factors that the cancellation of the Unified Agreement or the disruption, delay or inability of Unified Grocers to deliver products to its stores could adversely affect its operating results.  Although Unified Grocers accounted for approximately 82% of the Company’s product requirements for its Cash & Carry stores for its fiscal year ended December 29, 2013, as disclosed in the Registration Statement this represents only approximately 22% of the Company’s total product requirements for the same period.  As such, the Company is not substantially dependent on the Unified Agreement.  Moreover, as set forth in the Company’s response to comment 34 of the Staff’s letter dated July 18, 2014, the Company believes that if the Unified Agreement was cancelled or Unified Grocers was unwilling or unable to supply the Company with dry grocery or perishable products, the Company could, without undue delay or expense, (i) find one or more alternative suppliers of such products that supply products to locations in which its Cash & Carry stores are located and/or (ii) utilize its own purchasing, warehousing and distribution infrastructure to replace the products provided and services performed by Unified Grocers under the Unified Agreement, in each case on substantially similar economics provided to the Company by the Unified Agreement and without a material disruption to the Company’s business.  However, the cancellation of the Unified Agreement or Unified Grocers’ unwillingness or inability to supply products to the Company’s stores could nonetheless disrupt the Company’s operations or cause the Company to incur unexpected costs associated with finding alternative providers and obtaining inventory that meets the Company’s and its customers’ standards and requirements.  Although the Company does not believe that any such disruption would be protracted or any such expense would be significant, the Company believes that it is appropriate for the risk factors in the Registration Statement to address this risk. In particular, the Company believes that such disclosure is appropriate in the context of the Company’s supplier relationships generally.  As such, the Company has revised the disclosure on page 19 of the Registration Statement to address risks generally associated with the Company’s supplier relationships and to clarify the unexpected nature of any delay or expense that the Company believes it could experience in connection with the Unified Agreement specifically.

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5.                                    We note your response to comment 4 in our letter dated July 18, 2014 and your indication that the research conducted by Intalytics was commissioned by and prepared for you. In light of this, please provide a consent to the inclusion of such information, pursuant to Item 601(b)(23) of Regulation S-K or tell us why you do not believe such consent is required pursuant to Rule 436 of the Securities Act of 1933.

Response to Comment 5:

The Company advises the Staff that Intalytics is a national customer analytics company specializing in retail store site research that the Company engaged to conduct market surveys in the ordinary course of the Company’s business and not specifically for inclusion in the Registration Statement.  The figures presented in the Registration Statement were determined by the Company based in part on the research conducted by Intalytics, as well as on additional research conducted for the Company in the ordinary course of business and management’s judgment.  The Company has thus revised the disclosure (a) on pages 4, 15, 89 and 98 of Amendment No. 2 to delete the references to Intalytics, reflecting that such statements are attributable to the Company, and (b) on page (ii) of Amendment No. 2 to specifically identify Intalytics as a source on which management relied in determining the disclosed estimates.  Pursuant to applicable guidance of the Commission, if the disclosure provides that information is attributable to the registrant and not the third party expert, then there is no requirement to comply with Rule 436 of Regulation C (“Rule 436”) with respect to such information.  In addition, if the disclosure states that management or the board prepared the applicable analysis and in doing so considered or relied in part upon a report of a third party expert, or provides similar disclosure that attributes such analysis to the registrant and not to the third party expert, then there is no requirement to comply with Rule 436 with respect to such analysis. Accordingly, the Company does not believe that it is required to provide Intalytics’ consent as an exhibit to the Registration Statement.

Undertakings, page II-4

6.                                    We note your response to comment 35 in our letter dated July 18, 2014. However, please provide the undertaking set forth in Item 512(a)(6) of Regulation S-K as the undertaking, and Rule 159A from which the undertaking is derived, applies to all primary offerings of securities.

Response to Comment 6:

The Company has revised the undertakings as requested on page II-5 of Amendment No. 2 to provide the undertaking set forth in Item 512(a)(6) of Regulation S-K.

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Please do not hesitate to contact me at (310) 284-5607 with any questions or comments regarding this response letter or Amendment No. 2.  Thank you for your assistance.

Sincerely,

/s/ Philippa M. Bond

Philippa M. Bond, Esq.

cc:                              David G. Hirz, Smart & Final Stores, Inc.

Richard N. Phegley, Smart & Final Stores, Inc.

Robin M. Feiner, Proskauer Rose LLP

Exhibit A

See attached.

Company	LTM sales ($m)	Total avg. sq. ft (1)	Avg. sales / sq. ft. (2)
Smart & Final	–	–	$666
Walmart	$476,294	1,085,500,000	$439
Kroger	$69,854	155,000,000	$451
Ingles	–	–	$465
Safeway	$36,223	63,600,000	$570
Roundy’s	–	–	$575
Ahold USA	$26,118	31,732,008	$823	☐
Costco	$107,893	88,850,000	$1,214

Source: Public filings.
(1) Average of total square feet for last 2 fiscal years, unless figures provided in public filings.
(2) LTM sales divided by total average square feet, unless figures provided in filings.

Additional notes
	LTM sales ($m)	Total avg. sq. ft (1)	Avg. sales / sq. ft. (2)
Smart & Final	–	–	Amendment No. 2 , Page 2

Walmart	10-K dated 1/31/14 Exhibit 13, Page 10	10-K dated 1/31/14 Exhibit 13, Page 10 Average of fiscal 2013 and fiscal 2012 Retail square feet at period end =AVERAGE(1101000000,1070000000)	Calculated as LTM sales / Total avg. sq. ft. * multiplied by 1m to convert to units

Kroger	10-K dated 2/1/14 Page 46 Sum of Non Perishable and Perishable sales (excludes Fuel, Pharmacy, Other as these segments are unrelated to food retailing) =SUM(49229,20625)	10-K dated 2/1/14 Page 18 Average of 2013 and 2012 Total food store square footage =AVERAGE(161000000,149000000)	Calculated as LTM sales / Total avg. sq. ft. * multiplied by 1m to convert to units

Ingles	–	–	10-K dated 9/28/13 Page 6

Safeway

10-K dated 12/28/13 (Page 44)

10-Q dated 3/22/14 (Page 3)

LTM sales calculated as 12 weeks sales ending 3/22/14 from 10-Q plus fiscal year 2013 sales from 10-K minus 12 weeks sales ending 3/23/13 from 10-Q

=(8260.9+36139.1-8176.9)

		10-K dated 12/18/13 Page 9 Average of 2013 and 2012 Total retail square footage at year end =AVERAGE(63400000,63800000)	Calculated as LTM sales / Total avg. sq. ft. * multiplied by 1m to convert to units

Roundy’s	–	–	10-K dated 12/28/13 Page 29

Ahold USA	Annual Report 2013 Page 45 Represents Ahold USA segment only	Annual Report 2013 Page 44 Average of 2013 and 2012 Sales area of own-operated stores for Ahold USA only (converted from sq. meters to sq. ft) =AVERAGE((2941000*10.8),(2955000*10.8))	Calculated as LTM sales / Total avg. sq. ft. * multiplied by 1m to convert to units

Costco

10-K dated 9/1/13 (Page 37)

10-Q dated 2/16/14 (Page 4)

LTM sales calculated as 24 weeks total revenue ending 2/16/14 from 10-Q plus fiscal year 2013 total revenue from 10-K minus 24 weeks total revenue ending 2/17/13 from 10-Q

=(51323+105156-48586)

		10-K dated 9/1/13 (Page 15) 10-K dated 9/2/12 (Page 18) Average of 2013 and 2012 operating floor space (square feet) =AVERAGE(90800000,86900000)	Calculated as LTM sales / Total avg. sq. ft. * multiplied by 1m to convert to units